Exhibit 99.1

CNFinance Announces First Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, May 26, 2023 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3.4 billion (US$0.5 billion) during the first quarter of 2023, representing an increase of 47.8% from RMB 2.3 billion in the same period of 2022.

●	Total number of active borrowers[2] was 25,759 during the first quarter of 2023, representing an increase of 20.0% from 21,464 in the same period of 2022.

●	Total number of transactions[3] was 5,543 during the first quarter of 2023, representing an increase of 26.1% from 4,394 in the same period of 2022.

●	Total interest and fees income were RMB453.2 million (US$66.0 million) in the first quarter of 2023, representing an increase of 8.6% from RMB417.3 million in the same period of 2022.

●	Net income was RMB49.3 million (US$7.1 million) in the first quarter of 2023, representing an increase of 14.4% from RMB43.1 million in the same period of 2022.

●	Basic and diluted earnings per ADS were RMB0.72(US$0.10) and RMB0.65 (US$0.09), respectively, in the first quarter of 2023, as compared to RMB0.63and RMB0.57, respectively, in the same period of 2022.

“In the first quarter of 2023, our management team and employees kept working on promoting high-quality development of our services. Our collaboration with commercial banks continued to scale. In this quarter, we originated RMB3.4 billion in total, including RMB2.2 billion under trust lending model and RMB1.2 billion under commercial bank partnership. As a result of our effective risk control mechanism, we recovered loan principal, interest and penalties in the first quarter of 2023, which equal to 109% of the actual outstanding loan principal of delinquent loans.

To prepare ourselves in facing possible economic fluctuations going forward, it is very important for us to balance business growth and risk control strategies. We will keep expanding our business by optimizing services provided to sales partners and rolling out new products. At the same time, achieving “high-quality development” requires us to achieve higher profit margin and at the same time, manage risks effectively. We will work on reducing the overall costs with funding partners. We will also work on improving the overall loan quality by prioritizing business operations in Tier 1 and Tier 2 cities and other major cities in China.” Commented Mr.Zhai Bin, Chairman and CEO of CNFinance.

[1]	Refers to the total amount of loans CNFinance originated under the trust lending model and loans recommended to commercial banks during the relevant period.
[2]	Refers to borrowers with outstanding loan principal of home equity loans as at the end of a specific period.
[3]	Refers to the total number of loans CNFinance originated under the trust lending model and loans recommended to commercial banks during the relevant period.

First Quarter 2023 Financial Results

Total interest and fees income increased by 8.6% to RMB453.2 million (US$66.0 million) for the first quarter of 2023 from RMB417.3 million in the same period of 2022, primarily due to an increase in the Company’s interest income on loans and interest income charged to sales partners.

Interest and financing service fees on loans increased by 5.2% to RMB411.5 million (US$59.7 million) for the first quarter of 2023 from RMB391.1 million in the same period of 2022, primarily attributable to the increase of average daily outstanding loan principal in the first quarter of 2023 as compared to the same period of 2022.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 60.3% to RMB37.5 million (US$5.5 million) for the first quarter of 2023 from RMB23.4 million in the same period of 2022, primarily due to the fact that the Company allows more sales partners to repurchase the default loans in installments to help sales partners ease their pressure on cashflow.

Interest on deposits with banks increased by 53.6% to RMB4.3 million (US$0.6 million) for the first quarter of 2023 from RMB2.8 million in the same period of 2022, primarily due to increased average daily balance of time deposits.

Interest and fees expenses decreased by 8.1% to RMB184.6 million (US$26.9 million) for the first quarter of 2023, compared to RMB200.9 million in the same period of 2022, primarily due to a decrease in daily average outstanding principal of other borrowings as well as the funding cost from trust companies.

Net interest and fees income increased by 24.1% to RMB268.6 million (US$39.1 million) for the first quarter of 2023, from RMB216.4 million in the same period of 2022.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company and commissions paid to sales channels, was RMB21.5 million (US$3.1 million) for the first quarter of 2023. The Company has started to collaborate with commercial banks since 2021 and such collaboration grew and scaled in the second half of 2022 The outstanding loan principal under the commercial bank partnership was RMB3.4 billion as of March 31, 2023 as compared to RMB70.4 million as of March 31, 2022.

Collaboration cost for sales partners, representing sales incentives paid to sales partners, increased by 4.3% to RMB83.0 million (US$12.1 million) for the first quarter of 2023, compared to RMB79.6 million in the same period of 2022, primarily attributable to the increase of average daily outstanding loan principal in the first quarter of 2023 as compared to the same period of 2022.

Net interest and fees income after collaboration cost was RMB207.0 million (US$30.1 million) for the first quarter of 2023, representing an increase of 51.3% from RMB136.9 million in the same period of 2022.

Provision for credit losses, representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, was RMB78.9 million (US$11.5 million) for the first quarter of 2023, as compared to a reversal of RMB13.6 million in the same period of 2022. The reversal in the first quarter of 2022 was primarily due to the fact that the Company transferred the remaining loans under the traditional facilitation model to third parties and the allowance of such loans was reversed.

Realized gains on sales of investments, representing realized gains and losses from the disposal of investment securities, was RMB3.9 million (US$0.6 million), as compared to RMB8.4 million for the same period of 2022.

Net losses on sales of loans was RMB0.9 million (US$0.1 million) in the first quarter of 2023 as compared to RMB38.9 million in the same period of 2022, primarily attributable to the fact that the Company transferred the remaining loans under the traditional facilitation model to third parties in bulk during the first quarter of 2022. Such loans under the traditional facilitation model were all facilitated prior to 2019, and the majority of them were long past due.

Other gains, net was RMB16.0 million (US$2.3 million) for the first quarter of 2023 as compared to RMB18.4 million in the same period of 2022.

Operating expenses increased by 0.5% to RMB80.3 million (US$11.7 million) for the first quarter of 2023, compared to RMB79.9 million in the same period of 2022.

Employee compensation and benefits was RMB44.0 million (US$6.4 million) for the first quarter of 2023 as compared to RMB43.0 million in the same period of 2022.

Share-based compensation expenses was nil for the first quarter of 2023 as compared to RMB1.4 million in the same period of 2022. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted was vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option granted has been fully recognized as of December 31, 2022.

Taxes and surcharges increased by 7.4% to RMB8.7 million (US$1.3 million) for the first quarter of 2023 from RMB8.1 million in the same period of 2022, primarily due to an increase in total interest and fees income by 8.6% for the first quarter of 2023 compared to the same period of 2022.

Operating lease cost increased to RMB4.2 million (US$0.6 million) for the first quarter of 2023 as compared to RMB3.6 million for the same period of 2022.

Other expenses was RMB23.4 million (US$3.4 million) for the first quarter of 2023 as compared to RMB23.8 million in the same period of 2022.

Income tax expense was RMB17.6 million (US$2.6 million) for the first quarter of 2023, compared to RMB15.4 million in the same period of 2022, primarily due to the increase in taxable income in the first quarter of 2023 as compared to the same period of 2022.

Effective tax rate remained 26.3% for the first quarter of 2023 and the same period of 2022.

Net income increased by 14.4% to RMB49.3 million (US$7.1 million) for the first quarter of 2023, compared to RMB43.1 million in the same period of 2022.

Basic earnings per ADS and diluted earnings per ADS were RMB0.72 (US$0.10) and RMB0.65 (US$0.09), respectively, in the first quarter of 2023, compared to RMB0.63 and RMB0.57, respectively, in the same period of 2022. One ADS represents 20 ordinary shares.

As of March 31, 2023, the Company had cash, cash equivalents and restricted cash of RMB2.2 billion (US$0.3 billion), compared to RMB1.8 billion as of December 31, 2022, including RMB1.6 billion (US$0.2 billion) and RMB1.2 billion from structured funds as of March 31, 2023 and December 31, 2022, respectively, which could only be used to grant new loans and activities.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company decreased from 18.3% as of December 31, 2022 to 15.2% as of March 31, 2023. The delinquency ratio for first lien loans (excluding loans held for sale) was 19.3% as of March 31, 2023 as compared to 21.8% as of December 31, 2022, and the delinquency ratio for second lien loans (excluding loans held for sale) decreased from 17.6% as of December 31, 2022 to 14.4% as of March 31, 2023.

The NPL ratio (excluding loans held for sale) for loans originated by the Company increased from 1.1% as of December 31, 2022 to 1.8% as of March 31, 2023. The NPL ratio for first lien loans (excluding loans held for sale) increased from 1.1% as of December 31, 2022 to 2.4% as of March 31, 2023, and the NPL ratio for second lien loans (excluding loans held for sale) increased from 1.2% as of December 31, 2022 to 1.7% as of March 31, 2023.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2023, the Company’s board of directors authorized to extend the share repurchase program for 12 months commencing on March 16, 2023. As of March 31, 2023, the Company had repurchased an aggregate of approximately US$13.9 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Friday, May 26, 2023 (8:00 PM Beijing/ Hong Kong Time on Friday, May 26, 2023).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on June 2, 2023.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	7691736

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2023, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2022	March 31, 2023
	RMB	RMB	US$
Assets
Cash, cash equivalents and restricted cash	1,772,184	2,183,325	317,917
Loans principal, interest and financing service fee receivables	9,456,802	8,523,985	1,241,188
Allowance for credit losses	763,996	734,037	106,884
Net loans principal, interest and financing service fee receivables	8,692,806	7,789,948	1,134,304
Loans held-for-sale	1,844,438	2,137,097	311,185
Investment securities	518,645	494,039	71,938
Property and equipment	2,284	2,328	339
Intangible assets and goodwill	3,488	3,361	489
Deferred tax assets	76,905	98,021	14,273
Deposits	145,093	153,642	22,372
Right-of-use assets	29,777	29,733	4,330
Guaranteed assets	726,411	697,315	101,537
Other assets	669,889	844,744	123,004
Total assets	14,481,920	14,433,553	2,101,688

Liabilities and shareholders’ equity
Interest-bearing borrowings
Borrowings under agreements to repurchase	112,642	318,935	46,441
Other borrowings	7,727,559	7,202,999	1,048,838
Accrued employee benefits	31,645	14,396	2,096
Income taxes payable	186,901	209,839	30,555
Deferred tax liabilities	73,752	73,548	10,709
Lease liabilities	28,583	29,094	4,236
Credit risk mitigation position	1,354,653	1,288,391	187,604
Other liabilities	1,028,471	1,271,740	185,180
Total liabilities	10,544,206	10,408,942	1,515,659

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2022 and March 31, 2023)	917	917	134
Treasury stock	(87,631)	(95,299)	(13,877)
Additional paid-in capital	1,024,204	1,024,204	149,136
Retained earnings	2,958,716	3,005,593	437,648
Accumulated other comprehensive losses	(10,212)	(11,718)	(1,706)
Non-controlling interests	51,720	100,914	14,694
Total shareholders’ equity	3,937,714	4,024,611	586,029

Total liabilities and shareholders’ equity	14,481,920	14,433,553	2,101,688

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended March 31,2023,
	2022	2023	2023
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans(2)	391,109	411,450	59,912
Interest income charged to sales partners	23,428	37,450	5,453
Interest on deposits with banks	2,749	4,277	623
Total interest and fees income	417,286	453,177	65,988

Interest expenses on interest-bearing borrowings	(200,890)	(184,599)	(26,880)
Total interest and fees expenses	(200,890)	(184,599)	(26,880)
Net interest and fees income	216,396	268,578	39,108

Net revenue under the commercial bank partnership model	122	21,471	3,126
Collaboration cost for sales partners	(79,604)	(83,007)	(12,087)

Net interest and fees income after collaboration cost	136,914	207,042	30,147
Reversal/(provision) for credit losses (1)	13,554	(78,802)	(11,474)
Net interest and fees income after collaboration cost and provision for credit losses	150,468	128,240	18,673

Realized gains on sales of investments, net	8,366	3,890	566
Net losses on sales of loans(1)	(38,929)	(869)	(126)
Other gains, net	18,455	15,959	2,324
Total non-interest (losses)/income	(12,108)	18,980	2,764

Operating expenses
Employee compensation and benefits	(43,048)	(44,030)	(6,411)
Share-based compensation expenses	(1,443)	-	-
Taxes and surcharges	(8,048)	(8,719)	(1,270)
Operating lease cost	(3,548)	(4,157)	(605)
Other expenses	(23,803)	(23,389)	(3,406)
Total operating expenses	(79,890)	(80,295)	(11,692)

Income before income tax expense	58,470	66,925	9,745
Income tax expense	(15,393)	(17,589)	(2,561)
Net income	43,077	49,336	7,184

Earnings per share
Basic	0.03	0.04	0.006
Diluted	0.03	0.03	0.004
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.63	0.72	0.10
Diluted	0.57	0.65	0.09

Other comprehensive losses
Foreign currency translation adjustment	(2,239)	(1,506)	(219)
Comprehensive income	40,838	47,830	6,965
Less: net income attributable to non-controlling interests	-	2,459	358
Total comprehensive income attributable to ordinary shareholders	40,838	45,371	6,607

(1)	In 2022, the majority of sales partners chose to fulfill their guaranteed obligations by making instalment payments. When sales partners sign the creditor’s rights transfer agreement, the loans to be transferred will be recognized as “held-for-sale loans (HFS)”, and HFS would be measured at the lower of the cost and fair value. In 2022, the Company reassessed the fair value of HFS, such reassessment had led to overstatement in net gains/(losses) on sales of loans as well as understatement in provision for credit losses, which had no impact on net income in the three months ended March 31, 2022.

(2)	To provide more relevant information, the line items of Interest income charged to sales partners and Net revenue under the commercial bank partnership model, which were included in Interest and financing service fees on loans in the three months ended March 31, 2022 have been shown in separate items.